
Morgan

O4 FEB 12 PM 7: 21

9th February 2004

The Morgan Crucible Company plc

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


04012787

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

PROCESSED
FEB 19 2004
THOMSON
FINANCIAL

Enclosure



Full Text Announcement

| Other Announcements from this Company |

| ISSUER | FILE NO. |
| The Morgan Crucible Company plc | 82-3387 |

Company Morgan Crucible Co PLC
TIDM MGCR
Headline Blocklisting Interim Review
Released 14:29 9 Feb 2004
Number 1767V

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN OVERSEAS EXECUTIVE SHARE OPTION SCHEME (1987)

3. Period of return: From: 1/8/03 to: 5/2/04

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
270,952

5. Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
NIL

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
500,000 ORDINARY SHARES OF 25P EACH

18TH OCTOBER 1995

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
232,076,372

Contact for queries:

Name: MR D.J. COKER

Address:

WINDSOR,
BERKS SL4 1EP

Telephone: 01753 837222

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN EXECUTIVE SHARE OPTION SCHEME (1984)

3. Period of return: From: 1/8/03 to: 5/2/04

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
210,104

5. Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
NIL

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
1,000,000 ORDINARY SHARES OF 25P EACH

18TH OCTOBER 1995

700,000 ORDINARY SHARES OF 25P EACH

23RD MAY 1997

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
232,076,372

Contact for queries:

Name: MR D.J. COKER
Address:
MORGAN HOUSE,
MADEIRA WALK,
WINDSOR

Telephone: 01753 837222

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN SHARESAVE SCHEME

3. Period of return: From: 1/8/03 to: 5/2/04

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
122,601

5. Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
122,601

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
1,000,000 ORDINARY SHARES OF 25P EACH

18^(TH) OCTOBER 1995

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
232,076,372

Contact for queries:

Name: MR D.J. COKER
Address:
MORGAN HOUSE,
MADEIRA WALK,
WINDSOR,
BERKS SL4 1EP

Telephone: 01753 837222

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

2. Name of scheme:
THE MORGAN SHARESAVE SCHEME 1995

3. Period of return: From: 1/8/03 to: 5/2/04

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
439,888

5. Number of shares issued/allotted
under scheme during period:
31,681

6. Balance under scheme not yet issued/allotted
at end of period:
408,207

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
500,000 ORDINARY SHARES OF 25P EACH

23RD MAY 1997

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
232,076,372

Contact for queries:

Name: MR D.J. COKER
Address:
MORGAN HOUSE,
MADEIRA WALK,
WINDSOR,
BERKS SL4 1EP

Telephone: 01753 837222

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
The Morgan Crucible Company plc

THE MORGAN EXECUTIVE SHARE OPTION SCHEME 1995

3. Period of return: From: 1/8/03 to: 5/2/04

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme:
500,000

5.Number of shares issued/allotted
under scheme during period:
NIL

6. Balance under scheme not yet issued/allotted
at end of period:
500,000

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission:
500,000 ORDINARY SHARES OF 25P EACH

23RD MAY 1997

Please confirm total number of shares in issue at the end of the period
in order for us to update our records:
232,076,372

Contact for queries:

Name: MR D.J. COKER

Address:
MORGAN HOUSE,
MADEIRA WALK,
WINDSOR,
BERKS SL4 1EP

Telephone: 01753 837222

END



